

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 14, 2013

Via E-mail
Broady R. Hodder, Esq.
Senior Vice President and General Counsel
Clearwire Corporation
1475 120th Ave. NE
Bellevue, Washington 98005

> **Re:** **Clearwire Corporation**
> **Solicitation/Recommendation Statement on Schedule 14D-9**
> **Filed on June 12, 2013**
> **File No. 005-84306**

Dear Mr. Hodder:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Background of the Offer, page 9

1.   We note that, on June 5, 2013, counsel discussed with the Special Committee the challenges to the offer that had been raised by Sprint. Please disclose in detail the substance of these discussions.

Reasons for the Recommendation of the Special Committee, page 13

2.   You disclose that publicly-available communications by Mount Kellett Capital Management LP and other significant stockholders of Clearwire suggested that such stockholders are supportive of the offer, and that this stockholder support in turn supported the belief of the members of the Special Committee that the minimum condition will be satisfied. Please revise this disclosure to indicate how the Special

Committee came to this conclusion, given the apparent lack of any public statements by these parties that they intend to accept the offer. If you have had any non-public discussions with these holders, please disclose the substance of these discussions.

3.   We note that the Special Committee considered as a countervailing factor and risk of the offer Sprint's view of the legality of the offer and certain of its conditions under Delaware law and the Equityholders' Agreement. We also note that the Special Committee also considered the risks to the company and non-tendering holders of litigation with Sprint over such matters. Please describe in greater detail the nature of these risks, and the assessment of these risks by the Special Committee and the board of directors.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Joshua N. Korff, Esq.
       Kirkland & Ellis LLP